SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Magellan Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559091307
(CUSIP Number)

Nikolay Bogachev
Young Energy Prize S.A.
26-28 rives de Clausen
L-2165 Luxembourg
Grand Duchy of Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 4 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 559091307	Page 2 of 4 Pages

SCHEDULE 13D
(Amendment No. 2)

1	Names of Reporting Persons. Young Energy Prize S.A. 26-28 rives de Clausen L-2165 Luxembourg Grand Duchy of Luxembourg I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group		(a) (b)	☐ ☐
3	SEC Use Only
4	Source of Funds	WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization	Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	13,612,463
	8	Shared Voting Power	0
	9	Sole Dispositive Power	13,612,463
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,612,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		23.40%
14	Type of Reporting Person	CO

CUSIP No. 559091307	Page 3 of 4 Pages

Item 1.  Security and Issuer

This amended Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Magellan Petroleum Corporation, a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 10 Columbus Boulevard, Hartford, Connecticut 06106.

Item 2.  Identity and Background

(a), (b), (c), (f)  This amended Schedule 13D is filed on behalf of Young Energy Prize S.A. (“YEP”).  The business address of YEP is 26-28 rives de Clausen, L-2165 Luxembourg, Grand Duchy Luxembourg.  The principal business of YEP is investment in oil and gas entities and projects.  YEP is a corporate entity organized in Luxembourg.

The directors (“Directors”) of YEP are Nikolay V. Bogachev (“Bogachev”), Alexander Khrenov (“Khrenov”), and Yuri Tegin (“Tegin”).  Bogachev is also an executive officer (“Officer”) of YEP.

Bogachev is the Chief Executive Officer of YEP and the Chairman of its Board of Directors.  Bogachev’s residence address is 9-3 Sechenovsky Pereulok, RUS-119034 Moscow, Russia.  Bogachev is a citizen of Russia.

Khrenov is a Director of YEP.  Khrenov’s residence address is 6 rue du Moulin, L-7423 Dondelange, Grand Duchy of Luxembourg.  Khrenov is a citizen of Russia.

Tegin is a Director of YEP.  Tegin’s residence address is 68 Boulevard Napoleon 1er, L-2210 Strassen, Grand Duchy of Luxembourg.  Tegin is a citizen of Russia.

(d) and (e)  During the last five years, neither YEP nor any of its Directors and Officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

YEP has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (b), (c), (e), (f), (g), (h), (i) and (j) of Item 4 of Schedule 13D, other than that Bogachev recommended that the Board of Directors of the Company establish a committee of the Board, to include Bogachev, to evaluate and recommend to the Board possible strategic alternatives for enhancing shareholder value, which alternatives may include the purchase by Bogachev of some additional securities of the Company.  The establishment of such a committee has been approved by the Board.

CUSIP No. 559091307	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 13, 2011	/s/ Nikolay V. Bogachev
Nikolay V. Bogachev
Chief Executive Officer, Young Energy Prize S.A.